DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

NoACT
P.E. 1-9-07

DIVISION OF
CORPORATION FI[redacted]

07047005

February 28, 2007

Grace K. Lee
Senior Counsel and Deputy Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

1934
14A-8
2/28/2007

Re: Schering-Plough Corporation
Incoming letter dated January 9, 2007

Dear Ms. Lee:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to Schering-Plough by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 16, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 0 6 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

310158

Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA
Phone +1 908 298 4000
www.schering-plough.com

Direct Dial: (908) 298-7175
Direct Fax: (908) 298-7303
Email: grace.lee9@spcorp.com

Schering-Plough

January 9, 2007

RECEIVED
2007 JAN 10 PM 4:27

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal of Kenneth Steiner

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of Schering-Plough's intention to exclude from its proxy materials for its 2007 annual meeting of shareholders a shareholder proposal and a statement in support thereof (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), through his representative John Chevedden. A copy of the Proposal and all correspondence between Schering-Plough and the Proponent is attached as Exhibit A. We request that the staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on the provision of Rule 14a-8 set forth below, Schering-Plough excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j), we are furnishing the staff with six copies of this letter and its exhibits. A copy of this letter is also being provided simultaneously to the Proponent.

As discussed more fully below, we believe that the Proposal may be excluded from the proxy materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

REASON FOR EXCLUDING THE PROPOSAL

Rule 14a-8(i)(10) -- The Proposal has been substantially implemented.

The Proposal requests that the Board "take the steps to redeem the poison pill or subject it to a shareholder vote."

We request that the Staff concur in our view that the Proposal may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10) on the basis that the Proposal has been substantially implemented. The Company has substantially implemented the Proposal because the rights plan (called the "pill" in this letter), by its terms, will expire on July 10, 2007, and the Board of Directors has already resolved that the Company will not renew the pill when it expires, and that no new pill will be put in place in the future unless it is submitted to shareholders for approval within 12 months of adoption. We have attached the press release announcing this resolution as Exhibit B.

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if the registrant has already substantially implemented the proposal. The purpose of the exclusion in Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See *Exchange Act Release No. 34-12598* (July 7, 1976).

There are several no-action letters where the Staff concurred that a proposal to eliminate a rights agreement was substantially implemented where the rights agreement would expire by the terms of there agreement. In *AvalonBay Communities, Inc.* (March 7, 2002), for example, the staff allowed exclusion of a proposal to redeem a poison pill unless the poison pill was approved by shareholders where the poison pill would expire by its terms prior to the date of the annual meeting at which the proposal would be considered.

More specifically and directly on point, in *Morgan Stanley* (February 14, 2005), the staff granted Rule 14a-8(i)(10) relief for a similar proposal to "redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present," where the plan would expire by its terms 37 days after the annual meeting, and the company represented that the plan would not be renewed following its expiration. In this instance the Schering-Plough pill will expire only 53 days from the planned date of the 2007 annual meeting.

The Schering-Plough pill will expire on July 10, 2007, and the Company's Board of Directors has resolved not to renew the pill. In addition, the Board has also agreed that it would not put any new rights plan in place unless the new plan were submitted for shareholder approval within 12 months. Based on these actions, we believe that the Board has substantially implemented all the concerns of the proposal.

We also believe that this is the practical solution to addressing the concerns of the Proposal. Allowing the pill to expire will be costless to the Company, whereas redeeming the pill would result in unnecessary costs which ultimately must be borne, indirectly, by the same shareholders the Proposal purports to protect. The redemption price of the rights is $.01 per right, or approximately $15 million based on the 1.5 billion rights currently outstanding. See *Form 8-A12B* (filed on June 30, 1997). The legal and other costs associated with redeeming the pill would cost the Company approximately $150,000 and create administrative burden, for example in filing post-effective amendments for various Registration Statements filed under the Securities Act of 1933 relating to Common Shares and the related rights arising under the pill. Since the pill will expire less than two month after the annual meeting, there is little benefit to shareholders from expending this cost, and the related administrative burden of redeeming the pill before its expiration.

Accordingly, based on the Staff's position in *Morgan Stanley*, the Company believes that the Proposal has been substantially implemented and therefore may be excluded under Rule 14a-8(i)(10).

CONCLUSION

For the reasons set forth above, we believe that Schering-Plough may exclude the Proposal from its proxy materials under Rule 14a-8(i)(10), and we hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if Schering-Plough so excludes the Proposal.

Should the Staff make an initial determination that the Proposal may not be excluded from the proxy materials, we would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (908) 298-7303. We represent that we will overnight a copy of the response to the Proponent when we receive the Staff's response. Should the Staff have any questions, please feel free to call me at (908) 298- 7175 or Susan Ellen Wolf, Corporate Secretary, Vice President-Governance and Associate General Counsel at (908) 298-7354.

Sincerely,

Grace K. Lee
Senior Counsel and Deputy Secretary

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Susan Ellen Wolf

Exhibit A

[Rule 14a-8 Proposal, November 17, 2006]

3 – Redeem the Poison Pill

RESOLVED: Shareholders request that our Board take the steps to redeem the poison pill or subject it to a shareholder vote. Currently our management is protected by a poison pill that triggers at a 20% threshold. A poison pill has the potential to give our directors increased job security if our stock price declines significantly due to our directors' poor performance.

Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsors this proposal.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

According to the book *Power and Accountability* by Nell Minow and Robert Monks: "All poison pills raise question of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders..."

This topic won a 52% yes-vote average at 12 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Redeem the Poison Pill
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Lee, Grace (CORP 9)

From: Lee, Grace (CORP 9)
Sent: Friday, December 15, 2006 01:52 PM
To: 'J'
Cc: Wolf, Susan
Subject: Shareholder proposals submitted to Schering-Plough Corporation

12-15-06 SGP Governance Action..

Dear Mr. Chevedden,

I hope you are having a happy holiday.

After careful consideration of the shareholder proposals that you submitted to Schering-Plough, the Board has decided to implement two of the proposals submitted to us.

As you can see in the attached press release, the Board has decided to end the existing shareholder rights plan and provide that no new shareholder rights plan will be adopted in the future unless approved by shareholders. This policy has been adopted in the company's Corporate Governance Guidelines. If you agree to withdraw this proposal, we will acknowledge the submission of your prior proposal on this subject.

In addition, the Board will recommend that shareholders approve changes to the Certificate of Incorporation and bylaws to requirements for 80% shareholder approval to majority shareholder approval.

We believe that ending the existing rights plan and the elimination of supermajority provisions in our governing instruments substantially implements the proposals you submitted on behalf of Kenneth Steiner and Charles Miller. As such, in the interest of saving your own time, the SEC's time and energy and our time, we ask that you withdraw these two proposals.

Please feel free to call or email me if you would like to further discuss these issues. We would greatly appreciate a response by the close of business on Tuesday.

Regards,

Grace

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

Lee, Grace (CORP 9)

From: Lee, Grace (CORP 9)
Sent: Tuesday, December 19, 2006 02:40 PM
To: 'J'
Cc: Wolf, Susan
Subject: RE: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Mr. Chevedden,

I am happy to advise that every provision in the charter and bylaws that requires more than a majority vote will be reduced to a majority vote. The vote required to adopt this proposal will be 80%. However, given the overwhelming support by shareholders for this proposal, we are very confident that this proposal will pass. We are committed to engaging our proxy solicitor to pass this proposal as we did last season when we received over 80% support for the proposal to declassify the Board. As I mentioned in my earlier email, if you agree to withdraw this proposal, we will acknowledge the submission of your prior proposal on this subject.

Please let us know whether you intend to withdraw the two proposals submitted on behalf of Kenneth Steiner (poison pill) and Charles Miller (simple majority voting) as we believe that we have substantially implemented the proposals submitted.

Please feel free to call or email me if you would like to further discuss these issues. We would greatly appreciate a response by the close of business on Thursday.

Regards,

Grace Lee

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Sunday, December 17, 2006 03:53 PM
To: Lee, Grace (CORP 9)
Subject: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Dear Ms. Lee,
Thank you for the good news. Please advise the specific supermajority majority provisions that will not be impacted. Also the percentage shareholder vote that will be required to be adopted. Sincerely, John Chevedden

From: Lee, Grace (CORP 9)
Sent: Thursday, December 21, 2006 03:25 PM
To: 'J'
Cc: Wolf, Susan
Subject: RE: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Mr. Chevedden,

In response to your three questions:

The SEC does not require that the company file the press release regarding its corporate governance changes. However, the press release is available on the its website at www.schering-plough.com.

The poison pill will expire shortly after the annual meeting in July 2007. The company has committed not to renew the rights agreement nor to adopt a new rights agreement without shareholder approval.

There will be no supermajority voting requirements that will exist pursuant to state law after the proposal is adopted.

Please let me know if you have any further questions. Since we are heading into the holidays, I would appreciate a response shortly as to whether you intend to withdraw these proposals.

Thank you.

Grace

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 21, 2006 01:23 AM
To: Lee, Grace (CORP 9)
Subject: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Dear Ms. Lee,
Regarding the items in the December 15, 2006 news release, please advise the date this will be filed with the SEC. Also please advise the new expiration date of the poison pill and the previous expiration date as of November 2006.

Also will there be supermajority vote requirements still in effect *after* adoption, that are not explicitly called for in the bylaws, but are allowed to default to a supermajority vote by state law. Sincerely, John Chevedden

Lee, Grace (CORP 9)

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 21, 2006 04:09 PM
To: Lee, Grace (CORP 9)
Subject: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Dear Ms. Lee,
Please advise the previous expiration date of the poison pill as of November 2006.
Sincerely, John Chevedden

Lee, Grace (CORP 9)

From: Lee, Grace (CORP 9)
Sent: Thursday, December 21, 2006 07:30 PM
To: 'J'
Cc: Wolf, Susan
Subject: RE: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Mr. Chevedden,

We have not extended the expiration date of the rights agreement when adopted. Therefore, there was no previous expiration date on the rights agreement as of November 2006.

I would greatly appreciate it if you let us know whether you will withdraw the proposals related to redeeming the poison pill and eliminating supermajority voting.

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 21, 2006 04:09 PM
To: Lee, Grace (CORP 9)
Subject: (SGP) Shareholder proposals submitted to Schering-Plough Corporation

Dear Ms. Lee,
Please advise the previous expiration date of the poison pill as of November 2006.
Sincerely, John Chevedden

Lee, Grace (CORP 9)

From: Lee, Grace (CORP 9)
Sent: Tuesday, January 09, 2007 10:48 AM
To: 'J'
Cc: Wolf, Susan
Subject: RE: (SGP)

Mr. Chevedden,

I hope you had a happy holiday and wish you a happy new year.

I have some additional information for you with respect to the proposal to redeem the poison pill or subject it to a shareholder vote. As I noted earlier, the poison pill will expire by its terms in July 2007 and the Board has resolved, in a press release issued on December 15, 2006, that it will not renew the poison pill and no new pill will be put in place in the future unless it is submitted for shareholder approval within 12 months of adoption.

I also would like to mention that redeeming the poison pill before it expires in July 2007 would result in unnecessary costs. The redemption price of the rights is $.01 per right or approximately $15 million based on the 1.5 billion rights currently outstanding. See 8-A12B filed on June 30, 1997. In addition, the legal and other costs associated with redeeming the pill would be approximately $150,000. Since the pill will expire less than two months after the annual meeting, there is little benefit to expending this cost.

We believe that the company actions addresses your concerns about the poison pill without expending unnecessary expense. Give these facts, we ask that you please consider whether you will withdraw the proposal.

In addition, we would be happy to further discuss whether you are amenable to discussing and/or negotiating an amicable resolution regarding the proposal related to performance-based compensation.

I would be happy to further discuss all these points with you via phone or email. I would greatly appreciate a response on the withdrawal of the poison pill proposal and the discussion of the performance-based compensation proposal. I look forward to hearing from you by the close of business (EST) today. Thank you.

Grace

Grace K. Lee
Senior Counsel
Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road, K-1-4400
Kenilworth, NJ 07033
phone (908) 298-7175
fax (908) 298-7303
email grace.lee9@spcorp.com

Exhibit B

Schering-Plough News Release

Schering-Plough Announces Four Key Corporate Governance Actions

KENILWORTH, N.J., Dec. 15 /PRNewswire-FirstCall/ -- The Board of Directors of Schering-Plough Corporation (NYSE: SGP) today announced new actions in line with the company's long-term commitment to continuously improving its corporate governance.

The four key actions are:

- Ending the company's existing shareholders' rights plan, often known as a "poison pill" provision;
- Proposing a major reduction in shareholder voting requirements, often known as "supermajority" requirements, for key decisions such as the removal of a director;
- Proposing that directors be elected by a majority of votes cast versus a plurality of shareholder votes cast;
- Expediting the previously approved change providing for the annual election of Directors.

Each key action replaces a long-standing practice that has been in place for many years and existed well before the arrival of the company's new management team in the spring of 2003.

Fred Hassan, chairman of the Board and chief executive officer, said, "We believe it is important to stay in tune with the expectations of our shareowners and our evolving environment. As we continue to advance our work to transform Schering-Plough into a high-performance company for the long term, we plan to take steps to maintain strong corporate governance."

Patricia F. Russo, chairman of the Board's Nominating and Corporate Governance Committee, said, "We invested significant time and resources studying Schering-Plough's corporate governance structure, including conducting a shareholder survey. We believe these actions are the right ones for Schering-Plough and for our shareholders in the current environment."

In addition to ending the existing "poison pill" provision, the Board also amended the Corporate Governance Guidelines to provide that no new shareholder rights plan will be adopted in the future unless the plan is submitted to shareholders for approval within 12 months after its adoption.

On shareholder voting requirements, the Board will recommend that shareholders approve changes to the Certificate of Incorporation and the By- Laws at the 2007 Annual Meeting to reduce the requirements for 80 percent shareholder approval to majority shareholder approval. The 80 percent votes are required to remove a director, to approve certain mergers and acquisitions, and to approve certain amendments to the Certificate of Incorporation and By-Laws.

Finally, although the phasing from Directors being elected for three-year terms to annual elections for one-year terms was set to end in 2008, the Board has agreed to expedite the change to an annual election process. As a result, beginning at the 2007 Annual Meeting, each director will be elected for a one- year term.

Schering-Plough consults continually with its shareholders as the company evolves its governance framework. These consultations, including input from CalPERS and the Sheet Metal Workers National Pension Fund and others, contributed to the decision to move forward on the governance actions announced today. The company appreciates these contributions.

Schering-Plough is a global science-based health care company with leading prescription, consumer and animal health products. Through internal research and collaborations with partners, Schering-Plough discovers, develops, manufactures and markets advanced drug therapies to meet important medical needs. Schering-Plough's vision is to earn the trust of the physicians, patients and customers served by its more than 32,000 people around the world. The company is based in Kenilworth, N.J., and its Web site is www.schering-plough.com.

SOURCE Schering-Plough Corporation

CONTACT:
Media Contact:
Steve Galpin, Jr.
1-908-298-7415
or
Investor
Contact:
Alex Kelly
1-908-298-7436

Web site: http://www.schering-plough.com

[redacted]

From: CFLETTERS
Sent: Wednesday, January 17, 2007 8:49 AM
To: [redacted]
Cc:
Subject: FW: Schering-Plough Corporation (SGP) Shareholder Position on Company No-Action Request (Kenneth Steiner)

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 17, 2007 2:45 AM
To: CFLETTERS
Cc: Grace Lee
Subject: Schering-Plough Corporation (SGP) Shareholder Position on Company No-Action Request (Kenneth Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Schering-Plough Corporation (SGP)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the company January 9, 2007 no action request.

The company claims that it has implemented a rule 14a-8 proposal by doing absolutely nothing. The company seems to think that the rule 14a-8 proposal simply asks that the pill expire on a date set years ago.
The company has:
1) not redeemed the pill and
2) the company has not subject the pill to a shareholder vote.

The text of the proposal clearly states:
³RESOLVED: Shareholders request that our Board take the steps to redeem the poison pill or subject it to a shareholder vote.²

The company claims that it ³has resolved not to renew the pill,² yet this is not formalized in any formal Board resolution exhibit.

The company cited Morgan Stanley (February 14, 2005) . However this is not an equivalent situation. The Morgan Stanley February 2, 2005 letter to the Staff stated:

[3]On January 31, 2005, the Company's Board of Directors approved an amendment to the Morgan Stanley Rights Plan Policy (the ŒCompany Policy[1]) described in our Request Letter. The amendment to the Company Policy (the ŒAmendment[1]) provides that if a stockholder rights plan is adopted without first submitting such action to a stockholder vote, the stockholder rights plan will be submitted to a stockholder vote within 12 months following its adoption. The text of the amended Company Policy reads as follows:

[3]Morgan Stanley will submit the adoption of any stockholder rights plan to a stockholder vote before it acts to adopt a rights plan; provided, however, that the Board may act on its own to adopt a rights plan without first submitting such action to a stockholder vote if the Board in the exercise of its fiduciary duties determines that such submission would not be in the best interest of stockholders under the circumstances then existing.

[3]If a stockholder rights plan is adopted without first submitting such action to a stockholder vote, the stockholder rights plan will be submitted to a stockholder vote within 12 months following its adoption.[2]

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Grace Lee <grace.lee9@spcorp.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.